Exhibit 21.1

List of Subsidiaries

Name	Jurisdiction	Percentage Owned

BMIX Participações Ltda.	Brazil	99.99% by Company

Mineração Duas Barras Ltda.	Brazil	99.99% by BMIX Participações Ltda.

RST Recursos Minerais Ltda.	Brazil	50.00% by BMIX Participações Ltda.

Hercules Resources Corporation	Marshall Islands	100% by Company

Hercules Brasil Ltda.	Brazil	99.99% by Hercules Resources Corporation